Exhibit 99.1
Form 51-102F3
Material Change Report
Item 1.	Name and Address of Company
Entrée Gold Inc. (the "Company" or "Entrée")
Suite 1201 – 1166 Alberni Street
 Vancouver, BC  V6E 3Z3
Item 2.	Date of Material Change
January 11, 2017
Item 3.	News Release
The News Release dated January 11, 2017 was disseminated via Nasdaq to the Canadian and U.S. Investor Network.
Item 4.	Summary of Material Change
On January 11, 2017, the Company announced that it had closed the first of two tranches of the non-brokered private placement announced on December 15, 2016.  The Company issued 17,309,971 units at a price of C$0.41 per unit for gross proceeds of C$7,097,088.
Item 5.	Full Description of Material Change
5.1  Full Description of Material Change
On January 11, 2017, the Company announced that it had closed the first of two tranches of the non-brokered private placement announced on December 15, 2016 (the "Financing").  The Company issued 17,309,971 units at a price of C$0.41 per unit for gross proceeds of C$7,097,088.11. A second tranche of 1,219,513 units is expected to close on or around January 16, 2017.
Each unit (a "Unit") consists of one common share of the Company and one-half of one transferable common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant will entitle the holder to acquire one additional common share of the Company (a "Warrant Share") at a price of C$0.65 per share for a period of 5 years. No commissions or finders’ fees are payable in connection with the Financing. The securities issued on January 11, 2017 in connection with the Financing are subject to a hold period expiring May 12, 2017.
Net proceeds from the Financing are expected to be used to support the restructuring of Entrée’s business into two well-funded, separate publicly traded companies as announced on October 3, 2016, for the advancement of the Company’s flagship assets in Mongolia and Nevada, and for general corporate purposes.

Stephen Scott, President and CEO commented, “We are very pleased with the success of the Financing and the strong support from both existing and new shareholders.  We also look forward to providing ongoing updates as we implement Entrée’s refreshed corporate strategy.”
Director and officers of the Company and their associates acquired an aggregate 1,144,902 Units on the same terms and conditions as other subscribers. Other insiders of the Company and their associates acquired an aggregate 5.5 million Units, including 914,634 Units acquired by Sandstorm Gold Ltd.  Following closing of the first tranche, Sandstorm holds 23,900,380 common shares of the Company, or 14.03% of the Company’s issued and outstanding shares.  Participation of related parties and their associates is exempt from the formal valuation and shareholder approval requirements provided under Multilateral Instrument 61-101 – Protection of Minority Holders in Special Transactions. The exemption is based on the fact that the market value of the interested parties’ participation or the consideration paid by such interested parties does not exceed 25% of the market value of the Company.
The following interested parties and their associated entities acquired Units on the same terms and conditions as other subscribers:
Name of Purchaser	Interested Party (Y/N)	If not Interested Party, name of Interested Party that Purchaser is a Related Party or Associated Entity of	# of Units Purchased	% of Common Shares of Company beneficially owned or controlled by Purchaser following closing of Financing (both tranches)
Sandstorm Gold Ltd.	Y	N/A	914,634	13.93
Dana Watson	N	Nolan Watson	2,134,146	1.24
David DeWitt	Y	N/A	573,172	0.33
Marianne DeWitt	N	David DeWitt	573,171	0.33
David Awram	Y	N/A	976,000	0.57
Erfan Kazemi	Y	N/A	48,780	0.03
Stephen Scott	Y	N/A	73,171	0.11
Walentyna Szczepinska-Karcz	N	Stephen Scott	24,390	0.01
Michael Howard	Y	N/A	202,439	0.25
James Harris	Y	N/A	13,500	0.14
Maureen Leyland	N	James Harris	13,500	0.03
JLHLC Holdings Inc.	N	James Harris	108,000	0.23
Alan Edwards	Y	N/A	121,951	0.25
Mark Bailey	Y	N/A	100,000	0.29
Anna Stylianides	Y	N/A	73,171	0.04
Duane Lo	Y	N/A	244,000	0.33
Robert Cinits	Y	N/A	48,780	0.03
Susan McLeod	Y	N/A	37,000	0.08
John Quelch	N	Susan McLeod	85,000	0.08

On January 3, 2017, the Company’s Audit Committee reviewed the related party component of the Financing and unanimously deemed it to be appropriate.  On January 4, 2017, the Company’s Board of Directors unanimously authorized and approved the Financing.
The Company filed a material change report in connection with the transaction less than 21 days before the expected date of the closing of the transaction, and considers the shorter period to be reasonable given the nature of the transaction and the fact that all necessary approvals from the Toronto Stock Exchange and NYSE MKT have been obtained.
The Units and Warrant Shares have not been, and will not be registered under the United States Securities Act of 1933, as amended, or state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. federal and state registration or an applicable exemption from the U.S. registration requirements. This Material Change Report does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.
This Material Change Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to the Financing, anticipated closing of the second tranche of the Financing, anticipated use of proceeds, corporate strategies and plans; the potential spin-out of Entrée’s U.S. assets into a separate public company; and other matters that may occur in the future.
While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, commodity prices, legal proceedings and negotiations and the environment in which the Company will operate in the future, including the status of the Company’s relationship and interaction with the Government of Mongolia, Oyu Tolgoi LLC, Rio Tinto and Turquoise Hill Resources. Important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, whether the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; whether the Company has sufficient funds to spin-out its U.S. assets into a separate company; the Company’s ability to obtain all necessary regulatory, court and shareholder approvals of a spin-out of its U.S. assets into a separate company and list that company on one or more stock exchanges; whether the results of preliminary test work are indicative of what the results of future test work will be; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill Resources and/or Oyu Tolgoi LLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of, laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, skilled labour, transportation and appropriate smelting and refining arrangements; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company’s most recently filed Management’s Discussion and Analysis and in the Company’s Annual Information Form for the financial year ended December 31, 2015, dated March 30, 2016 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.
5.2  Disclosure for Restructuring Transactions
Not Applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not Applicable.
Item 7.	Omitted Information
Not Applicable.
Item 8.	Executive Officer
Susan McLeod, Vice President, Legal Affairs
 604.687.4777
Item 9.	Date of Report
Dated at Vancouver, BC, this 20th day of January, 2017.